Exhibit 99.1

Qunar Announces Organizational Realignment

Elevates and Empowers Business Groups in Support of Strong Growth Trajectory

BEIJING, September 7, 2015 (GLOBE NEWSWIRE) — Qunar Cayman Islands Limited (QUNR) (“Qunar” or the “Company”), China’s leading mobile and online travel platform, today announced an organizational realignment designed to establish, elevate and empower three key business groups in support of the Company’s strong growth trajectory. The realignment reflects Qunar’s commitment to building strong business groups and supporting a corporate culture that is agile, innovative and entrepreneurial.

The Company has created a new Travel SaaS Platform group that will be led by Mr. David Yongqiang Wu, who has been named Executive Vice President of the Company and CEO of the newly established group. Qunar offers open platform services and SaaS systems to travel service providers in China, focusing in the near term on supporting our hotel partners, and plans to further expand its offerings to all online and offline players in the market through this business group. Mr. Wu was previously Qunar’s CTO, and in his new role, he will continue to oversee Qunar’s technology and product development and will continue to carry out the Company’s strategy of becoming the technology backbone for the entire travel industry in China.

The Company also announced today the elevation of the Hotels Business Unit into the Luxury and Overseas Hotels group which will be headed by Ms. Denise Xiaomei Peng, who has been named Executive Vice President of the Company and CEO of the group.  Luxury hotels with a rating of 4 stars or above contributed a significant portion of Qunar’s total hotel volume in Q2 2015, now up to around 5 million room nights, more than tripling the volume for the same period last year. Ms. Peng was previously Qunar’s COO, in her new role, she will oversee the Company’s continued effort in further expanding and deepening relationships with luxury hotels and hotel groups, further driving Qunar’s share gain in the high-end market, and the expansion into international markets.

Additionally, Mr. Qiang Zhang, formerly a Vice President responsible for the Company’s product sourcing efforts, has been named Executive Vice President of the Company and CEO of the Travel Destinations group. This group will continue to spearhead Qunar’s efforts in further penetrating the mass market hotel sector and expanding Qunar’s market leadership in this sector. Since joining Qunar in January 2014, Mr. Zhang has overseen the rapid expansion of Qunar’s hotel direct coverage network, which reached around 280,000 hotels by the end of Q2 2015, up from around 80,000 at the beginning of 2014. The hotel direct segment contributed 79% of Qunar’s 17.8 million total hotel room nights stayed in Q2 2015, and has been a major driver behind the Company’s 145% year on year hotel volume growth.

Mr. Wu, Ms. Peng and Mr. Zhang will report directly to Chenchao (CC) Zhuang, Chief Executive Officer and co-founder of Qunar.

“The creation of and commitment to these business units, headed by proven leaders, will better position the company to more nimbly and effectively maximize opportunities in our key, high-growth verticals,” said Mr. Zhuang. “This new organizational structure better supports our strategic priorities and enhances our capabilities by placing more authority in the individual business units. We look forward to David, Denise, and Qiang’s continued contributions in their new roles and are confident they will bring our travel business to new heights.”

Qunar also announced today the transition of Mr. Sam Hanhui Sun, President of the Company to a non-executive senior advisor role.

“We want to give our heart-felt thank you to Sam for his tremendous contributions to Qunar over the last 5 years,” said Mr. Zhuang. “We look forward to his continued support of Qunar in his new role as a non-executive senior advisor.”

Forward-looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, quotations from management, as well as Qunar’s strategic and operational plans, contain forward-looking statements. Qunar may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Qunar’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; its future business development, financial condition and results of operations; the expected growth of the online travel markets in China; the Company’s expectations regarding demand for and market acceptance of its products and services; its expectations regarding relationships with users and travel service providers; the business cooperation agreement with Baidu; its plans to invest in the technology platform; competition in the industry; fluctuations in general economic and business conditions in China; and relevant government policies and regulations relating to the industry. Further information regarding these and other risks is included in the documents filed with the U.S. Securities and Exchange Commission. All information provided in this announcement is as of the date of the announcement, and Qunar undertakes no duty to update such information, except as required under applicable law.

About Qunar

Qunar is China’s leading mobile and online travel platform. With a commitment to building a travel ecosystem serving the entire travel industry value chain, Qunar is evolving the way people travel in a world increasingly enabled by technology. Qunar addresses the needs of Chinese travelers and travel service providers by efficiently matching industry supply and demand through its proprietary technologies. By providing technology infrastructure for travel service providers on mobile and online platforms, Qunar integrates and offers the most comprehensive selection of travel products and the most convenient means to complete desired transactions for Chinese travelers.

Qunar means “where to go” in Mandarin Chinese.

For more information, please visit http://ir.qunar.com.

Contact:

For investor inquiries, please contact:

Xiaolu Zhu

Investor Relations

Qunar Cayman Islands Limited

Tel: +86-10-5764-6223

Email: ir@qunar.com